UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LINDBLAD EXPEDITIONS HOLDINGS, INC.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

535219109
 (CUSIP Number)

July 8, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[     ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 535219109	Page 2 of 11 Pages

1.	Names of Reporting Persons. JOHANN KILLINGER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,891,960
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,891,960
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,891,960
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.2%
12.	Type of Reporting Person: IN, HC

CUSIP No. 535219109	Page 3 of 11 Pages

1.	Names of Reporting Persons. DIRK BALDEWEG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,891,960
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,891,960
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,891,960
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.2%
12.	Type of Reporting Person: IN, HC

CUSIP No. 535219109	Page 4 of 11 Pages

1.	Names of Reporting Persons. TALAS SHIPPING GMBH & CO. KG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,028,223
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,028,223
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,028,223
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.8%
12.	Type of Reporting Person: OO

CUSIP No. 535219109	Page 5 of 11 Pages

1.	Names of Reporting Persons. TWO MOUNTAIN LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,863,737
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,863,737
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,863,737
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person: OO

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Lindblad Expeditions Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

96 Morton Street, 9th Floor, New York, NY 10014

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Johann Killinger (“Dr. Killinger”);
ii) Dirk Baldeweg (“Dr. Baldeweg”);

iii) Talas Shipping GmbH & Co. KG (“Talas”); and

iv) Two Mountain Ltd. (“Two Mountain”).

                               This Statement relates to Shares (as defined herein) beneficially owned by Talas and Two Mountain.  Each of Dr. Killinger and Dr. Baldeweg serve as managing director to Talas and director to Two Mountain.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Schlossstrasse 5, 23883 Seedorf, Germany.

Item 2(c)	Citizenship:

i)  Dr. Killinger is a citizen of Germany.
ii) Dr. Baldeweg is a citizen of Germany.

iii) Talas is incorporated in Germany.

iv) Two Mountain is organized under the laws of the Marshall Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

535219109

Page 7 of 11 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of July 17, 2015, each of Dr. Killinger and Dr. Baldeweg may be deemed the beneficial owner of 5,891,960 Shares. This amount consists of: (A) 3,028,223 Shares beneficially owned by Talas and (B) 2,863,737 Shares beneficially owned by Two Mountain.

Item 4(b)	Percent of Class:

As of July 17, 2015, each of Dr. Killinger and Dr. Baldeweg may be deemed the beneficial owner of approximately 13.2% of Shares outstanding.  Talas may be deemed the beneficial owner of approximately 6.8% of Shares outstanding.  Two Mountain may be deemed the beneficial owner of approximately 6.4% of Shares outstanding. (There were approximately 44,717,759 Shares outstanding as of July 8, 2015, according to the Issuer’s current report on Form 8-K, filed July 10, 2015.).

Item 4(c)	Number of Shares as to which such person has:

Dr. Killinger and Dr. Baldeweg:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	5,891,960

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	5,891,960

Talas:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	3,028,223

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	3,028,223

Two Mountain:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	2,863,737

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	2,863,737

Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHANN KILLINGER

By:	/s/ Dr. Johann Killinger
Dr. Johann Killinger

DIRK BALDEWEG

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg

TALAS SHIPPING GMBH & CO. KG

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg Managing Director of Talas Shipping GmbH & Co. KG

TWO MOUNTAIN LTD.

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg Director of Two Mountain Ltd.

July 20, 2015

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Lindblad Expeditions Holdings, Inc. dated as of July 20, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JOHANN KILLINGER

By:	/s/ Dr. Johann Killinger
Dr. Johann Killinger

DIRK BALDEWEG

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg

TALAS SHIPPING GMBH & CO. KG

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg Managing Director of Talas Shipping GmbH & Co. KG

TWO MOUNTAIN LTD.

By:	/s/ Dr. Dirk Baldeweg
Dr. Dirk Baldeweg Director of Two Mountain Ltd.

July 20, 2015